SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: March 2016

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Holding(s) in Company dated 01 December 2015
Enclosure 2	Transaction in Own Shares dated 01 December 2015
Enclosure 3	Transaction in Own Shares dated 02 December 2015
Enclosure 4	Transaction in Own Shares dated 03 December 2015
Enclosure 5	Transaction in Own Shares dated 04 December 2015
Enclosure 6	Director/ PDMR Shareholding dated 07 December 2015
Enclosure 7	Total Voting Rights dated 31 December 2015
Enclosure 8	CLIVE SELLEY TO BE CEO OF OPENREACH dated 11 January 2016
Enclosure 9	Acquisition dated dated 15 January 2016
Enclosure 10	Holding(s) in Company dated 01 February 2016
Enclosure 11	Holding(s) in Company dated 01 February 2016
Enclosure 12	BT ANNOUNCES NEW STRUCTURE dated 01 February 2016
Enclosure 13	Holding(s) in Company dated 03 February 2016
Enclosure 14	Director Declaration dated 04 February 2016
Enclosure 15	Director/ PDMR Shareholding dated 09 February 2016
Enclosure 16	Director/ PDMR Shareholding dated 09 February 2016
Enclosure 17	Total Voting Rights dated 29 dated February 2016

Enclosure 1

TR-1 Notification of major interest in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☐
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	Baseline notification required as a result of the implementation of changes to the transparency directive ☒
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	26 November, 2015
6. Date on which issuer notified:	30 November, 2015
7. Threshold(s) that is/are crossed or reached: vi, vii
Baseline notification required as a result of the implementation of changes to the transparency directive; BlackRock, Inc. shares and voting rights remain above the previously disclosed threshold of 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	379,658,778	379,658,778	N/A	N/A	586,516,038	N/A	7.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
Securities Lending				321,458			0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				12,880,384		Nominal	Delta
						0.15%	0.15%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
599,717,880			7.16%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Annex

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Isle of Man) Holdings Limited
BlackRock (Isle of Man) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

Enclosure 2

01 December 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 01 December 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 492.2657 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,575,434 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,366,651,818.

The above figure (8,366,651,818) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

02 December 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 02 December 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 494.2800 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,892,569 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,366,334,683.

The above figure (8,366,334,683) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

03 December 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 03 December 2015 it purchased from Merrill Lynch International 350,000 ordinary shares at an average price of 487.0854 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,242,569 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,365,984,683.

The above figure (8,365,984,683) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

04 December 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 04 December 2015 it purchased from Merrill Lynch International 170,580 ordinary shares at an average price of 478.2514 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,413,149 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,365,814,103.

The above figure (8,365,814,103) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SALE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GRAHAM SUTHERLAND

8 State the nature of the transaction

SALE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

35,372 shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

494 pence

14. Date and place of transaction

3 December 2015, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GRAHAM SUTHERLAND

PERSONAL HOLDING: 120,552 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      140,189 SHARES
BT GROUP INCENTIVE SHARE PLAN:      523,316 SHARES

16. Date issuer informed of transaction

7 DECEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

7 DECEMBER 2015

END

Enclosure 7

Thursday 31 December 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 December 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 6,950,839 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,366,276,413.

The above figure (8,366,276,413) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

                                                                                                            January 11, 2016

CLIVE SELLEY TO BE CEO OF OPENREACH

Brings proven track record in network management and technological innovation

Announcement made as Openreach celebrates tenth anniversary

Clive Selley is to be the new CEO of Openreach. Clive, who is currently CEO of BT Technology, Service and Operations (BT TSO) will replace Joe Garner, who is leaving to become CEO of Nationwide Building Society. The handover will take place this quarter.

     Clive is one of the UK's foremost experts in network technology and digital infrastructure. He brings considerable technological and management experience, having held numerous senior positions at BT, both in the UK and overseas. He has specialised in networks, software development, IT and various forms of engineering.

      He is currently Group Chief Information Officer as well as CEO of BT TSO. The latter is the 'engine room' of BT, responsible for the company's core networks and IT systems across the globe - including TV, Mobile and Conferencing - as well as its world class research and development arm at Adastral Park, Suffolk.

     As CEO of BT TSO, Clive is responsible for twelve thousand staff, eight thousand contractors and a multi-billion pound budget. He chairs BT's cyber security council and has an extensive knowledge of regulatory affairs.

     He has been at the forefront of innovation at BT driving changes that have benefited the entire industry as well as millions of customers across the UK. He has overseen BT's development of fibre broadband, including the doubling of speeds in 2012 and the pioneering research into G.Fast technology. His extensive experience and knowledge will prove invaluable in his new role.

     Clive is 54 years old and married with two children. His successor at BT TSO will be announced in due course.

     Speaking today, Selley said: "I am honoured to have been asked to lead Openreach at this important point in its history. The huge investment it has made over the past decade has made the UK a broadband leader, and we need to build on those foundations by deploying fibre to further communities and by rolling out ultrafast broadband. Customer service is a top priority of mine and I am committed to delivering further improvements by working closely with all industry partners who rely on our network to serve their customers.

     "Openreach is at the heart of the UK economy with our open access network underpinning a ferociously competitive broadband market. That has benefited consumers and businesses greatly.

     "The engineers are the lifeblood of Openreach and I have been hugely impressed by their tireless work in challenging circumstances during the current floods. They will play a crucial role in the coming decade as they have done to date".

     Gavin Patterson, BT Group CEO said: "Clive is a hugely talented individual and I am delighted he has agreed to lead Openreach. He has an unrivalled knowledge of networks and engineering and is ideally suited to take the UK from a superfast nation to an ultrafast one. He supports our vision for the UK's digital future and will play a key role in ensuring that businesses, consumers and communities receive the services they need and deserve."

     Clive's appointment coincides with the tenth anniversary of Openreach, BT's local access network business. Launched on January 11 2006, Openreach is a highly regulated business that operates at arm's length from the rest of BT Group under a regulatory model known as functional separation. Its role is to manage, maintain and upgrade the tens of millions of lines that run from homes and businesses to telephone exchanges across the UK where they are then connected to operators' core networks. BT's core network is managed by BT TSO.

     The UK market has changed beyond recognition since Openreach was created. During the past decade BT has invested around £20 billion on its networks with more than half of that via Openreach. The company is now planning further large scale investment with the aim being that ten million premises will have access to ultrafast broadband by the end of 2020 and the majority of the UK by 2025.

     The past decade has seen an explosion in broadband usage with the number of premises using the service over Openreach's network rising from under seven million when Openreach was created to 19.6 million as at the end of September 2015.

     Competition has also flourished with the number of unbundled lines - where an external communications provider runs the service themselves - increasing from virtually nothing to almost ten million in the same period. This has been an astonishing transformation as the number of unbundled lines now exceeds the number provided by BT and smaller CPs who buy a white label service.

     Fibre broadband has been another success story with the technology first deployed in 2009 and availability now standing at more than 24 million premises. This has been one of the fastest deployments of fibre broadband anywhere in the world and other countries such as Australia are now following Openreach's successful roll out model.

     The UK leads the EU 'big five' for superfast broadband coverage and take up. Ninety per cent of UK premises can already access fibre broadband and take up is fifty per cent higher in the UK than in Germany. The UK has also been found to be the most competitive broadband market in Europe and to have some of the lowest prices among the 'big five'.

ENDS

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 9

                                                                                                                                                                                                                                                                                                  January 15, 2016

BT WELCOMES CMA'S APPROVAL OF EE ACQUISITION

BT today welcomed the Competition and Markets Authority's (CMA) decision to approve its acquisition of EE, unconditionally without remedies.

     The CMA's decision paves the way for BT to complete the acquisition of EE in the coming weeks and to incorporate the business into the wider BT Group in the months to come.

     There will be a distinct EE line of business following completion of the acquisition. This will be led by Marc Allera who will become EE CEO following completion of the deal.

    BT Chief Executive Gavin Patterson said: "It is great news that the CMA has approved our acquisition of EE. We are pleased they have found there to be no significant lessening of competition following an in-depth investigation lasting more than ten months.

     "The combined BT and EE will be a digital champion for the UK, providing high levels of investment and driving innovation in a highly competitive market. I have no doubt that consumers, businesses and communities will benefit as we combine the power of fibre broadband with the convenience of leading edge mobile services. I look forward to welcoming EE into the BT family".

     Following today's approval BT will commence the formal process of completing the deal. A prospectus will be issued in the week commencing January 25 with the deal set to close on January 29 when Deutsche Telekom and Orange will receive shares in BT. BT will report its Q3 2015/16 results on February 1.

     Following completion of the deal Deutsche Telekom will have twelve per cent of BT shares and Orange will have four per cent. A representative of Deutsche Telekom will be appointed to the BT Board in due course.

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	-
An event changing the breakdown of voting rights	-
Other (please specify):	-
3. Full name of person(s) subject to the notification obligation: iii	Orange S.A. and Orange Telecommunications Group Limited
4. Full name of shareholder(s) (if different from 3.):iv	Registered holder: Bank of New York (Nominees) Limited
5. Date of the transaction and date on which the threshold is crossed or reached: v	Friday 29 January 2016
6. Date on which issuer notified:	Friday 29 January 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	4% (increased from 0% to 4%)

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) indirectly held by Orange S.A.	-	-	-	-	398,725,107	-	4
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) directly held by Orange Telecommunications Group Limited	-	-	398,725,107	398,725,107	-	4	-

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
-	-	-		-			-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
-	-	-	-	-		Nominal	Delta
						-	-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
398,725,107				4

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Orange S.A. owns the entire issued share capital of Orange Telecommunications Group Limited. Orange Telecommunications Group Limited has acquired the shares.

Note: The shares are registered in the name of Bank of New York (Nominees) Limited as nominee of Orange Telecommunications Group Limited.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 11

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	-
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	-
An event changing the breakdown of voting rights	-
Other (please specify):	Intra-group transfer	X
3. Full name of person(s) subject to the notification obligation: iii	Orange S.A., Orange Telecommunications Group Limited and Atlas Services Belgium SA
4. Full name of shareholder(s) (if different from 3.):iv	Registered holder: Bank of New York (Nominees) Limited
5. Date of the transaction and date on which the threshold is crossed or reached: v	Friday 29 January 2016
6. Date on which issuer notified:	Friday 29 January 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Orange Telecommunications Group Limited: below 3% (reduced from 4% to 0%). Atlas Services Belgium S.A.: 4% (increased from 0% to 4%) Orange S.A.: Indirect holding unchanged

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) indirectly held by Orange S.A.)	-	398,725,107	-	-	398,725,107	-	4
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) directly held by Orange Telecommunications Group Limited	398,725,107	398,725,107	-	-	-	-	-
Ordinary shares of £0.05 each (ISIN Code: GB0030913577) directly held by Atlas Services Belgium S.A.	-	-	398,725,107	398,725,107	-	4	-

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii		Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
-	-		-		-		-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
-	-	-	-	-		Nominal	Delta
						-	-

Total (A+B+C)
Number of voting rights				Percentage of voting rights
398,725,107				4

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Orange S.A. owns the entire issued share capital of Orange Telecommunications Group Limited and Atlas Services Belgium SA. On 29 January 2016, Orange Telecommunications Group Limited transferred intra-group a 4% holding in BT Group plc to Atlas Services Belgium SA.

Note: The shares are registered in the name of Bank of New York (Nominees) Limited as nominee of Orange Telecommunications Group Limited and Atlas Services Belgium S.A. as the case may be.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 12

                                                                                                            February 1, 2016

BT ANNOUNCES NEW STRUCTURE

Six lines of business to be supported by BT Technology, Service and Operations

New division to serve businesses and the public sector in the UK and Ireland

EE brand to be retained

BT today announced a new organisational structure that will take effect from April. This follows its acquisition of EE, the UK's leading mobile network operator.

     Under this structure, there will be six lines of business. Two will serve consumers, two will focus on businesses and the public sector - one in the UK and Ireland and one globally - and two will provide wholesale services to other industry players.

     The lines of businesses are:

     Consumer - the largest ISP in the UK, BT Consumer will continue to serve ten million households with a mix of superfast broadband, telephony, TV and mobile services. Its CEO will continue to be John Petter.

     EE - EE will focus largely on the consumer market retaining its brand, its network and its hundreds of high street stores. It will serve its customers with advanced mobile services, broadband and TV. It will also continue to deliver the Emergency Services Network contract which was awarded to EE late last year.  Its CEO is Marc Allera.

     Business and Public Sector - this is a new division with around £5 billion of revenues. It will serve businesses - large and small - as well as the public sector in the UK and Ireland. It will be comprised of the existing BT Business along with EE's business division and those parts of BT Global Services that are UK focused. Its CEO is Graham Sutherland.

     Global Services - Global Services will serve the communications needs of multinational companies and financial services organisations headquartered in the UK and across the world. It will also focus on serving major public and private sector customers outside the UK. Luis Alvarez will continue as its CEO.

     Wholesale and Ventures - this division, which provides wholesale services to more than 1400 communications providers, will be expanded to include EE's successful MVNO business as well as some specialist businesses such as Fleet, Payphones and Directories. Gerry McQuade, currently Chief Sales and Marketing Officer, Business at EE, will be its CEO.

     Openreach - operating at arm's length from the rest of BT, Openreach will be unaffected by the re-organisation. It provides all companies with equal access to BT's local access network in Great Britain and is heavily regulated with more than 90 per cent of its revenues coming from price regulated services. Clive Selley takes over as its CEO today.

     The six divisions will be supported by Technology, Service and Operations which is currently responsible for BT's 'core' networks in the UK and overseas, its IT platforms and its global Research and Development arm. Howard Watson takes over as its CEO today, replacing Clive Selley.

     A new IT and Mobile business unit within TSO will be led by EE's Fotis Karonis. Fotis will join Howard's leadership team as well as support Marc Allera as EE's CIO.

     Group Chief Executive Gavin Patterson said: "I'm delighted we have now completed our acquisition of EE. That is great news for our shareholders, our customers and for UK plc given we will continue to invest and innovate. Customers will benefit as we combine the power of fibre broadband with the convenience of mobile.

     "We will operate a multi brand strategy with UK customers being able to choose a mix of BT, EE or Plusnet services, depending on which suit them best. The acquisition enables us to offer great value bundles of services and customers are set to be the winners as we compete for their business.

     "The acquisition provides us with a chance to refresh our structure and we have done that by creating a major new division that will focus on businesses and the public sector in the UK and Ireland. We want to support those sectors by offering customers the very best services whether that be dedicated private lines, network products such as fibre broadband, mobile solutions, IT services or cyber expertise to keep them safe.

     "We will continue to offer many of these services to multinational companies and major overseas customers via our Global Services division. It is an important part of the company and this new structure will enable it to sharpen its focus on its key areas of strength".

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. Following the acquisition of EE on 29 January 2016, BT consists principally of six customer-facing lines of business: BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 13

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	✓
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	T-Mobile Holdings Limited (an indirect wholly-owned subsidiary of Deutsche Telekom AG)
4. Full name of shareholder(s) (if different from 3.):iv	Deutsche Bank AG (as nominee for T-Mobile Holdings Limited)
5. Date of the transaction and date on which the threshold is crossed or reached: v	29 January 2016
6. Date on which issuer notified:	2 February 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	3%, 4%, 5%, 6%, 7%, 8%, 9%, 10%, 11%, 12%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 5 pence each	NIL	NIL	1,196,175,322	1,196,175,322		12%
ISIN: GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
1,196,175,322			12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The shares to which this form relates are registered in the name of Deutsche Bank AG, as nominee for T-Mobile Holdings Limited.  T-Mobile Holdings Limited is a wholly-owned subsidiary of T-Mobile Global Holding GmbH, which in turn is a wholly-owned subsidiary of T-Mobile Global Zwischenholding GmbH, which in turn is a wholly-owned subsidiary of Deutsche Telekom AG.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 14

4 February 2016

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respectof Timotheus Hőttges whose appointment as a Director of BT Group plc commenced on 29 January 2016.

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
Deutsche Telekom AG	March 2009
T-Mobile, US	May 2013
FC Bayern Munchen AG	February 2010
Hellenic Telecommunications Organization SA (OTE SA)	December 2011	May 2013

Mr Hőttges has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 15

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

LUIS ALVAREZ
NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LUIS ALVAREZ
NIGEL STAGG

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

LUIS ALVAREZ - 3,992 SHARES
NIGEL STAGG - 2,563  SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

469 pence

14. Date and place of transaction

8 FEBRUARY 2016 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LUIS ALVAREZ

PERSONAL HOLDING: 444,106 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      123,884 SHARES
BT GROUP INCENTIVE SHARE PLAN:      613,574 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

NIGEL STAGG

PERSONAL HOLDING: 395,283 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 158,062 SHARES
BT GROUP INCENTIVE SHARE PLAN:  497,618 SHARES

16. Date issuer informed of transaction

9 FEBRUARY 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

9 FEBRUARY 2016

END

Enclosure 16

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

NIGEL STAGG

GRAHAM SUTHERLAND

HOWARD WATSON

ALISON WILCOX

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON:   29,802 shares

TONY CHANMUGAM:  15,410 shares

LUIS ALVAREZ:      7,132 shares

JOHN PETTER:        6,596 shares

NIGEL STAGG:        6,340 shares

GRAHAM SUTHERLAND:   6,416 shares

HOWARD WATSON:          3,480 shares

ALISON WILCOX:   3,324 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

454 pence

14. Date and place of transaction

9 February 2016, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,448,663 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      376,092 SHARES
BT GROUP INCENTIVE SHARE PLAN:      2,734,526 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 445,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:         337,943 SHARES
BT GROUP INCENTIVE SHARE PLAN:         1,270,600 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 444,106 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      125,082 SHARES
BT GROUP INCENTIVE SHARE PLAN:      619,508 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER

PERSONAL HOLDING: 124,569 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:   148,268 SHARES
BT GROUP INCENTIVE SHARE PLAN:      540,309 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 1,880 SHARES.

NIGEL STAGG

PERSONAL HOLDING: 395,283 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      159,590 SHARES
BT GROUP INCENTIVE SHARE PLAN:      502,430 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 120,552 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      141,544 SHARES
BT GROUP INCENTIVE SHARE PLAN:      528,377 SHARES

HOWARD WATSON

PERSONAL HOLDING: 2,380 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      87,284 SHARES
BT GROUP INCENTIVE SHARE PLAN:      276,100 SHARES

ALISON WILCOX

BT GROUP INCENTIVE SHARE PLAN:      175,656 SHARES
BT GROUP RETENTION SHARE PLAN:     171,265 SHARES

16. Date issuer informed of transaction

9 FEBRUARY 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

9 FEBRUARY 2016

END

Enclosure 17

Monday 29 February 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 February 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 5,346,139 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,962,781,542.

The above figure (9,962,781,542) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

Home Member State

For the purposes of the Transparency Directive (Directive 2004/109/EC), as amended by the Transparency Directive Amending Directive (Directive 2013/50/EU) and DTR 6.4.2 of the Financial Conduct Authority's Disclosure Rules and Transparency Rules, the Home Member State of BT Group plc is the United Kingdom.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  07 March 2016